Press release

                                                           [arcelor MITTAL logo]


    Arcelor Mittal acquires Sicartsa, the leading Mexican long steel producer

o Acquisition of a 100% stake in Sicartsa, an integrated long steel mill in Mexico and Border Steel, a mini-mill in Texas, from Grupo Villacero.

o    Commercial 50/50 joint-venture with Grupo Villacero in Mexico and Southern
     US

o Combination of Sicartsa with Mittal Steel Lazaro Cardenas leads to the creation of Mexico's largest steel producer with an annual capacity of 6.7 million tons

o    First external growth initiative since the announcement of the merger


Rotterdam/Luxembourg, December 20, 2006 - Arcelor Mittal has announced today the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of $1,439 million. The two companies will also create together a downstream strategic alliance.

Sicartsa is a fully integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes from its facilities in Mexico and Texas, USA. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore reserves of 160 million tonnes, providing 30 years of reserves at current production rates.

Arcelor Mittal has also today entered into a 50/50 commercial joint-venture with Grupo Villacero for the distribution and trading of Arcelor Mittal long products in Mexico and in the southwest of the United States, capitalizing on Villacero's commercial network.

This is Arcelor Mittal's first acquisition since the creation of the company earlier this year and demonstrates the M&A synergies the merger created as well as the company's desire to further consolidate the steel industry. Arcelor Mittal expects this acquisition to generate $80 million of industrial synergies in addition to a further $50 million from commercial, procurement and selling, general & administrative synergies.

Sicartsa is sharing its production site with Mittal Steel Lazaro Cardenas, offering significant synergy potential, once reunited. Prior to the privatization in 1991 which led to its separation in two entities, the Lazaro Cardenas steelworks operated as one single integrated site producing both flat and long carbon products. Mittal Steel Lazaro Cardenas is Mexico's largest steel producer and slab exporter. The plant has a capacity of 4 million tons per year.

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The transaction values Sicartsa at $1,439 million. For 2004, Sicartsa's revenue was $956 million, with an EBITDA of $ 248 million. In addition to the integrated steel making facility at Lazaro Cardenas, the acquisition also includes Metaver, a mini-mill, Sibasa and Camsa, two rolling mills in Celaya, Guanajuato (Sibasa) and Tultitlan, State of Mexico as well as Border Steel, a mini-mill in Texas, USA. In 2005, Border Steel had net sales of USD 110.8 million and an EBITDA of USD 12.5 million. In 2005 Sicartsa saw a drop in its performance compared to 2004 largely due to a strike of 46 days in 2005. The strike has also affected its operations for another 4 months in 2006.

Aditya Mittal, CFO Arcelor Mittal said: "This acquisition creates a strong and well balanced long carbon player in the Americas. With the Mexican market expected to grow by up to 6% per year over the next ten years this is the ideal time to expand our presence in this country. Through the implementation of rapid technological and best practice transfer, we see significant potential for improving the profitability of Sicartsa. Combining these two facilities creates Mexico's largest and one of its lowest cost steel producers and further accelerates our growth plans in this exciting region."

The closing of this transaction is expected during Q1 2007, subject to regulatory and competition approvals.

About Grupo Villacero

With total annual sales exceeding 2.5 billion USD (2004), Grupo Villacero is the largest distribution and marketing company of steel products in Mexico., Thanks to the joint-venture with Arcelor-Mittal, the company will benefit from a reliable supply of steel products for its downstream marketing and processing operations, a key component of the company's strategy to consolidate its position as the marketing, processing and steel service leader in Mexico, Southwestern U.S. and Central America.


About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid
(MTS) and Valencia.

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Press release

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Investor Conference Call

Arcelor Mittal CFO will host a conference call for members of the investment community to discuss this announcement at 10:00am New York time / 3:00pm London time / 4:00pm CET on Wednesday, December 20th 2006. He will be joined by Gonzalo Urquijo, Arcelor Mittal Group management board member responsible for long products and distribution. The conference call will include a brief question and answer session. The conference call information is as follows:

              -----------------------------------------------------
              Dial In Information
              -----------------------------------------------------
              US Dial In #            +1-617-597-5396
              -----------------------------------------------------
              UK Dial In #            +44-20-7365-8426
              -----------------------------------------------------

The presentation will be live video webcasted on www.mittalsteel.com and www.arcelor.com

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Arcelor Mittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission ("SEC") made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.


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Contact information Arcelor Mittal Investor Relations
Continental Europe              +352 4792 2414
UK/Asia/Africa                  +44 207 543 1172
Americas                        +1 312 899 3569
Retail                          +352 4792 2434
SRI                             +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
Phone: +352 4792 5000
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Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151          Ignacio Agreda           +34 94 489 4162
North America                                             Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
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